Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements

(Unaudited)

(stated in Canadian dollars)

Three Months Ended September 30, 2008 and 2007

KIMBER RESOURCES INC.

Consolidated Balance Sheets

(Unaudited)

(stated in Canadian dollars)

	September 30, 2008	June 30, 2008

ASSETS
Current assets
Cash and cash equivalents	$7,229,542	$3,962,742
Amounts receivable (note 4)	368,883	914,474
Prepaid expenses	47,300	81,194
	7,645,725	4,958,410

Equipment (note 5)	675,629	617,951

Unproven mineral right interests (Schedule and note 3)	38,488,426	37,335,596
	$46,809,780	$42,911,957

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$330,473	$815,757

Contingent liability (note 10)

SHAREHOLDERS’ EQUITY
Share capital (note 7)	57,784,556	52,884,860

Contributed surplus (note 8)	2,676,886	2,689,112

Deficit	(13,982,135)	(13,477,772)
	46,479,307	42,096,200
	$46,809,780	$42,911,957

Nature of operations (note 1)

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Statements of Operations and Deficit

(Unaudited)

(stated in Canadian dollars)

	Three Months Ended September 30,
	2008	2007

Expenses
Amortization of equipment	$7,196	$6,516
Foreign exchange (gain) loss	(5,645)	18,916
Interest and bank charges	892	393
Investor relations and shareholder communications	6,660	11,474
Legal, audit and consulting	114,266	226,677
Office and miscellaneous	70,897	67,435
Rent	47,293	46,630
Salaries and benefits	184,722	289,540
Stock-based compensation (note 8)	89,034	179,906
Transfer and filing fees	27,398	23,588
Travel and accommodation	18,111	33,466
	560,824	904,541

Loss before other items	(560,824)	(904,541)

Other items
Investment income	48,202	58,079
Other income	8,259	6,813

Net loss and comprehensive loss for the period	(504,363)	(839,649)

Deficit - beginning of period	(13,477,772)	(10,539,847)

Deficit - end of period	$(13,982,135)	$(11,379,496)

Loss per share – basic and diluted	$(0.01)	$(0.02)

Weighted average number of common shares outstanding	58,251,837	49,566,011

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Statements of Cash Flows

(Unaudited)

(stated in Canadian dollars)

	Three Months Ended September 30,
	2008	2007
Operating Activities
Net loss for the period	$(504,363)	$(839,649)
Items not involving cash :
Amortization of equipment	7,196	6,516
Stock-based compensation	89,034	179,906
Gain on disposal of equipment	(5,724)	-
Net changes in non-cash working capital items
Amounts receivable	2,659	16,113
Prepaid expenses	33,894	(1,565)
Accounts payable and accrued liabilities	(35,689)	(94,987)
Due to related parties	-	(40,953)
	(412,993)	(774,619)
Investing Activities
Purchase of equipment	(112,656)	(9,789)
Proceeds on disposal of equipment	14,711	-
Unproven mineral right interests	(1,020,698)	(673,838)
	(1,118,643)	(683,627)

Financing Activities
Common shares issued for cash	5,146,000	191,250
Share issuance costs	(347,564)	-
	4,798,436	191,250

Increase (decrease) in cash during the period	3,266,800	(1,266,996)

Cash and cash equivalents - beginning of period	3,962,742	6,200,602

Cash and cash equivalents - end of period	$7,229,542	$4,933,606

Supplementary financial information
Non-cash investing activities
Amounts receivable for unproven mineral rights interests	$542,932	$227,935
Accounts payable for unproven mineral rights interests	(449,595)	(87,507)
Amortization capitalized to unproven mineral right interests	38,795	24,517
	$132,132	$164,945

Cash and cash equivalents are comprised of:
Cash	251,305	313,934
Banker’s acceptance notes	6,978,237	4,619,672
	$7,229,542	$4,933,606

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.

Consolidated Schedule of Unproven Mineral Right Interests

(Unaudited)

(stated in Canadian dollars)

	September 30, 2008	Expenditures during period	June 30, 2008

MEXICO
Monterde Property
Acquisition	$2,806,877	$25,378	$2,781,499
Exploration and Engineering
Amortization	423,346	38,795	384,551
Assays	3,668,348	146,624	3,521,724
Drilling	13,130,339	106,617	13,023,722
Engineering	1,862,670	63,387	1,799,283
Environmental study	1,284,152	9,560	1,274,592
Field, office	812,374	75,045	737,329
Geological, geophysical	5,652,529	312,097	5,340,432
Legal	575,512	37,227	538,285
Maps, reports, reproductions	958,754	25,152	933,602
Metallurgy	734,025	2,195	731,830
Road and drill site maintenance	2,037,490	43,531	1,993,959
Salary and wages	724,041	39,250	684,791
Scoping study	25,482	1,975	23,507
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	1,822,407	52,439	1,769,968
Travel, accommodation	1,446,047	60,418	1,385,629
Third party recoveries	(9,931)	-	(9,931)
	35,291,991	1,014,312	34,277,679
	38,098,868	1,039,690	37,059,178
Setago Property
Acquisition	20,982	7,602	13,380
Exploration	70,281	-	70,281
	91,263	7,602	83,661
Pericones Property
Acquisition	21,056	-	21,056
Exploration	277,239	105,538	171,701
	298,295	105,538	192,757

Total unproven mineral right interests	$38,488,426	$1,152,830	$37,335,596

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.

  Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

1.

Nature of Operations

Kimber Resources Inc. (“Kimber”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico.  At the date of these financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves.  Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values.  The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete its exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

Kimber does not generate positive cash flow from operations and accordingly, Kimber will need to raise additional funds through future issuance of equity securities. Although Kimber has been successful in raising funds in the past, there can be no assurance Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.

Basis of presentation, change in accounting policies and accounting estimates

a)

Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other subsidiaries, Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian Generally Accepted Accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2008 and 2007 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, except as discussed below, but are not necessarily indicative of the results to be expected for a full year.

KIMBER RESOURCES INC.

  Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

2.

Basis of presentation, change in accounting policies and accounting estimates (continued)

b)

Adoption of new accounting standards

Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i) Capital Disclosures

Section 1535, Capital Disclosures, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes information regarding Kimber’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 11.

ii) Financial Instruments – Disclosure and Presentation

Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks. The new disclosures are provided in Notes 12 and 13.

3.

Unproven Mineral Right Interests

Kimber’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions.  There are no payment obligations for these staked concessions aside from annual taxes.

Setago Property

In 2004, Kimber staked the Setago Property, which lies approximately 24 kilometres to the west of the Monterde Property and consists of three exploration concessions, two of which were added during the year ended June 30, 2008. These new concessions increase the property area at Setago to 10,069 hectares. The property requires no payments other than for annual taxes.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

3.

Unproven Mineral Right Interests (continued)

Pericones Property

Kimber, through its wholly-owned Mexican subsidiary, Minera Pericones, S. A. de C.V. (Mexico), owns a property ("Pericones"), in Estado de Mexico. Kimber has staked and has title to the additional Pericones concession, Ampliacion La Guera, increasing the Pericones property by 5,569 hectares to a total area of 11,890 hectares. Mapping and sampling has commenced on the Pericones property during the year ended June 30, 2008. The property requires no payments other than for annual taxes.

4.

Amounts Receivable

Amounts receivable at September 30, 2008 are comprised primarily of an IVA tax refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

	September 30, 2008	June 30, 2008

Deposit	$ -	$ 254,025
IVA tax receivable	314,658	591,880
Net GST receivable	13,004	15,326
Other receivables	41,221	53,243
	$ 368,883	$ 914,474

5.

Equipment

	September 30, 2008			June 30, 2008
	Cost	Accumulated Amortization	Net value	Net value
Camp and equipment	$ 500,984	(139,155)	361,829	$ 368,362
Camp vehicles	263,030	(100,899)	162,131	114,023
Computer equipment	190,463	(93,591)	96,872	78,128
Computer software	63,406	(54,283)	9,123	11,871
Office fixtures and equipment	72,298	(26,624)	45,674	45,567
	$ 1,090,181	(414,552)	675,629	$ 617,951

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

6.

Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	September 30,	June 30,
	2008	2008
Assets by geographic segment, at cost
Canada
Current	$ 7,147,751	$ 3,984,695
Equipment	77,267	83,957
	7,225,018	4,068,652
Mexico
Current	497,974	973,715
Equipment	598,362	533,994
Unproven mineral right interests	38,488,426	37,335,596
	39,584,762	38,843,305

	$ 46,809,780	$ 42,911,957

7.

Share Capital

a)

Authorized: unlimited number of common shares without par value

b)

Issued and outstanding:

	Number of Shares	Amount

Balance – June 30, 2007	49,423,620	$ 46,762,332

Exercise of options	463,000	213,550
Private Placement	8,000,000	6,000,000
Less share issue costs	-	(101,234)
Reallocation from contributed
surplus on exercise of options	-	10,212
Balance – June 30, 2008	57,886,620	52,884,860
Exercise of options	200,000	146,000
Private Placement	4,000,000	5,000,000
Less share issue costs		(347,564)
Reallocation from contributed
surplus on exercise of options	-	101,260
Balance – September 30, 2008	62,086,620	$ 57,784,556

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

7.

Share Capital (continued)

c)

Warrants

The continuity of warrants for the three months ended September 30, 2008 and year ended June 30, 2008 is as follows:

	# of	Exercise	Expiry
	Warrants	Price	Date

Balance – June 30, 2007	-
Issued	4,000,000	$1.25	March 11, 2010
Balance – June 30, 2008	4,000,000

Issued	2,000,000	$1.80	September 24, 2010
Balance – September 30, 2008	6,000,000

d)

Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.  The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	3 Months ended Sept 30, 2008		Year ended June 30, 2008
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of period	3,132,000	$ 1.44	2,695,000	$ 1.66
Granted	-	-	1,365,000	0.81
Exercised	(200,000)	0.73	(463,000)	0.46
Forfeited / Expired	(115,000)	1.57	(465,000)	1.85
Balance, end of period	2,817,000	$ 1.48	3,132,000	$ 1.44

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

7.

Share Capital (continued)

d)

Stock Options (continued)

Stock options outstanding and exercisable at September 30, 2008 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
2.05	75,000	75,000	January 2009
2.14	355,000	355,000	October 2009
1.80	25,000	25,000	December 2009
1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	175,000	175,000	November 2011
2.67	50,000	50,000	December 2011
1.95	425,000	283,333	April 2012
0.85	52,000	30,333	September 2012
0.86	400,000	266,666	September 2012
0.78	400,000	266,666	November 2012
0.79	500,000	166,666	February 2013
	2,817,000	2,053,664
Weighted average exercise price	$1.48	$1.65

e)

Private Placements

On September 24, 2008 Kimber closed a non-brokered private placement of 4,000,000 units raising gross proceeds of $5 million. Each unit was priced at $1.25 and consisted of one common share plus one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.80 per warrant for a period of 24 months from the date on which the units were issued. Finder’s fees of seven per cent of certain of the proceeds were paid, such fees totalling $332,500. The proceeds of the private placement were fully attributed to the common shares with no value allocated to the warrants.

8.

Contributed Surplus and Stock-based Compensation

The weighted average fair value of stock options granted for the three months ended September 30, 2008 is nil (2007 - $0.36) and is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended September 30
	2008	2007
Risk free interest rates	-	3.9%
Estimated share price volatility	-	56%
Expected life	-	3 years
Dividends	-	nil

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

8.

Contributed Surplus and Stock-based Compensation (continued)

Contributed surplus

Continuity of contributed surplus is as follows:

Balance - June 30, 2007	$ 1,970,385
Compensation expense for options granted to employees and consultants	728,939
Share options exercised, transfer to share capital	(10,212)
Balance - June 30, 2008	$ 2,689,112

Compensation expense for options granted to employees and consultants	89,034
Share options exercised, transfer to share capital	(101,260)
Balance – September 30, 2008	$ 2,676,886

For stock options granted which have not vested at September 30, 2008, compensation expense is recognizable in future periods as follows:

June 30, 2009	135,676
June 30, 2010	9,041
$ 144,717

9.

Related party transactions

Kimber had no related party transactions during the current period. Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.  Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

10.

Contingent liability

On September 12, 2006 an employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc., was involved in a road collision with a group of cyclists while driving a truck owned by the subsidiary. In December 2006, $89,401 was paid to the Mexican authorities in respect of this matter.  Kimber does not expect any further payment obligations to arise from this incident, but has not yet received formal releases from all potential claimants.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

11.

Capital Management

The capital structure of Kimber consists of equity attributable to common shareholders comprising of issued capital, contributed surplus and deficit.

Kimber’s objectives when managing capital are to:

Ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholder’s and benefits for other stakeholders.

Kimber has no externally imposed capital requirements.

12.

Fair value of financial instruments

Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

13.

Financial risk exposure and risk management

Kimber is exposed in varying degrees to a number of  risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board of Directors approves and monitors the risk management process.

The types of risk exposure and the way in which such exposures are managed are as follows:

a)

Concentration risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a subsidiary of a Canadian bank. In addition during October 2008 over 80% of cash and cash equivalents were invested in Canadian Government Treasury Bills with maturities of less than 90 days.

b)

Credit risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in banker’s acceptances with various maturity dates. Kimber does not invest in asset-backed deposits or investments and does not expect any credit losses. Kimber periodically assesses the quality of its deposits. During October 2008 Kimber moved over 80% of its cash and cash equivalents from Canadian Tier 1 banker’s acceptances to Canadian Treasury Bills with maturities of less than 90 days.

Amounts receivable consists primarily of value added tax recoverable (“IVA”). Kimber regularly reviews the collectibility of its amounts receivable.

KIMBER RESOURCES INC.

Notes to Consolidated Financial Statements

September 30, 2008

(Unaudited)

(stated in Canadian dollars)

13.

Financial risk exposure and risk management (continued)

c)

Liquidity risk:

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash to meet short term business requirements. Kimber prepares quarterly budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a quarterly basis.

d)

Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Company’s operating results and may affect the value of Kimber’s assets and the amount of the shareholder’s equity.